Rider 1(5)(c)

                    MUTUAL OF AMERICA LIFE INSURANCE COMPANY
              320 PARK AVENUE, NEW YORK, NY 10022 (212) 224-1600

                            ACCIDENTAL DEATH BENEFIT

This rider is attached to and made part of the policy as of the Issue Date shown below.

In accordance with the provisions of this rider and of the policy to which it is a part, if the insured dies as the result of Accidental Bodily Injury, we will pay an Accidental Death Benefit to the beneficiary(ies) designated to receive Proceeds under the policy.

For purposes of this rider, the following additional terms are here defined:

Accidental Bodily Injury

Injury which is effected, directly and independently of all other causes, by an accident that occurs while this rider is in force, and which results in the insured's death within 90 days from the date of the accident.

Accidental Death Benefit

The amount of benefit that is payable in the event that the insured dies as the result of Accidental Bodily Injury. The amount of Accidental Death Benefit is shown on the application for the policy.

EXCLUSIONS

No benefit will be payable under this rider for any Accidental Bodily Injury occurring as the result of (a) suicide, attempted suicide or intentionally self-inflicted injury; (b) any poison or gas voluntarily or involuntarily, accidentally or otherwise taken, administered, absorbed, or inhaled; (c) bacterial infection except infection occurring through or with an accidental cut or wound; (d) disease; (e) bodily or mental infirmity; (f) declared or undeclared war, or any act of war; (g) travel, flight or any activities in or from any kind of aircraft except as a farepaying passenger in an aircraft operated on a regular schedule by a common carrier for passenger service over an established air route; (h) service in the armed forces of any country at war;
(i) police duty as a member of any military or armed forces; (j) committing or attempting to commit a felony; or (k) drugs or alcohol.

VERIFICATION

We will have the right to examine the body of the insured and to request an autopsy to determine the cause of death, unless prohibited by law. Such examination or autopsy will be at our expense.

CONSIDERATION

We have issued this rider in consideration of the application and payment of the premiums. A copy of the application is attached to the policy. The premium is shown as part of the scheduled premium in the policy specifications and is payable as provided in the policy. When this rider terminates, the part of the premium that provides this benefit will no longer be payable.

TERMINATION

This rider will automatically terminate, upon the earliest of the following events:

(a) if the required premium for this rider remains unpaid after the end of the grace period;

(b)   on the date the policy is surrendered;

(c)   on the date the policy terminates; or

(d)   on the Policy Anniversary on which the insured's Attained Age equals 65.

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CANCELLATION

Upon written request by you, the policy owner, this rider may be canceled on any date on which a scheduled premium is payable.

This rider executed at New York, N.Y. this _____________ day of ________________ in the year _____.


                                            MUTUAL OF AMERICA
                                            LIFE INSURANCE COMPANY

                                                          /s/Mary-Clare Swanke
                                                  -----------------------------
                                            Title:        Vice President


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